UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  December 30, 2015

Commission File Number: 1-35016

SGOCO Group, Ltd.

Room 1301, 13/F, Golden Centre,

188 Des Voeux Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The financial statements attached hereto as Exhibit 99.1 are hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

EXPLANATORY NOTE

On December 30, 2015, SGOCO Group, Ltd. (the “Company”) filed a Form 6-K (the “Initial Form 6-K”) to report that SGOCO International (HK) Limited, a wholly owned subsidiary of the Company (the “Purchaser”) entered into a Share Purchase Agreement (the "Agreement") on December 28, 2015, with Richly Conqueror Limited (the "Vendor"), pursuant to which, subject to the terms and conditions set forth in the Agreement, the Purchaser acquired 100% of the issued share capital of Boca International Limited. (“Boca”), a private holding company incorporated in Hong Kong, from its sole legal and beneficial owner - Richly Conqueror Limited at a consideration of $52 million in the form of cash, plus up to 19.9% or 3.4 million newly issued ordinary shares (the “Shares”) of the Company. In March, 2016, the acquisition of Boca was closed and the Purchaser fully paid $52 million in cash plus 1,162,305 post-split shares of common stock of the Company and received 100% of the shares and ownership of Boca.

This Form 6-K/A is being filed to provide the financial statements of Boca and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of Boca.

Contents

Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.	Page

Boca International Limited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets as of June 30, 2016 and 2015 (unaudited), and December 31, 2015 and 2014	F-2
Statements of Comprehensive Loss for the six months ended June 30, 2016 and 2015 (unaudited) and for the years ended December 31, 2015 and 2014	F-3
Statements of Shareholders’ Equity for the for the six months ended June 30, 2016 (unaudited) and for the years ended December 31, 2015 and 2014	F-4
Statements of Cash Flows for the six months ended June 30, 2016 and 2015 (unaudited) and for the years ended December 31, 2015 and 2014	F-5
Notes to Financial Statements	F-7

(b) Pro Forma Financial Information

Boca International Limited Unaudited Pro Forma Condensed Consolidated Financial Statements:
Unaudited Pro Forma Condensed Consolidated Financial Information	FF-1
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2016 and for the year ended December 31, 2015	FF-2 - FF-3
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	FF-4

Exhibits

23.1    Consent of Centurion ZD CPA Limited, dated December 23, 2016

99.1    Boca International Limited Financial Statements

99.2    Boca International Limited Unaudited Pro Forma Condensed Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: December 23, 2016	By: /s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Centurion ZD CPA Limited, dated December 23, 2016
99.1	Boca International Limited Financial Statements
99.2	Boca International Limited Unaudited Pro Forma Condensed Financial Statements